UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D	hours per response. . . .14.5

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Guaranty Bancorp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,200,518 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,200,518 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,200,518 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.62%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)

Includes 2,644,963 shares of Common Stock and 10,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,200,518 (1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,200,518 (1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,200,518 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.62%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Solely in its capacity as sole general partner of Castle Creek Capital Partners III, LP (“Fund III”).

Castle Creek Capital III LLC disclaims beneficial ownership of the Common Stock beneficially owned by Fund III except to the extent of its economic interest in Fund III.

(2)

Includes 2,644,963 shares of Common Stock and 10,000 shares of Series A Preferred Stock, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,200,518 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,200,518 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,200,518 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.62%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Ruh Capital LLC.

Eggemeyer Capital LLC disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of its economic interest in CCC III.

(2)

Includes 2,644,963 shares of Common Stock and 10,000 shares of Series A Preferred Stock, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 628,620 (1)

	8.	Shared Voting Power 8,200,518 (2)

	9.	Sole Dispositive Power 428,620 (1)

	10.	Shared Dispositive Power 8,200,518 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,829,138 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)

Consists of 76,120 shares of Common Stock owned by Mr. Eggemeyer and 352,500 shares of Common Stock owned by the Eggemeyer Family Trust for which Mr. Eggemeyer is the sole trustee, and 200,000 restricted shares of Common Stock which will vest upon fulfillment of certain conditions. The shares of Common Stock attributed to Mr. Eggemeyer do not include 13,211 shares of Common Stock deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2)

Consists of 2,644,963 shares of Common Stock and 10,000 shares of Series A Preferred Stock, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80, held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Eggemeyer Capital LLC (“E-Cap”) as a controlling member, and of which Mr. Eggemeyer is the controlling member and President. Mr. Eggemeyer is the President of CCC III. Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital III LLC and as controlling member and President of one of its controlling members. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock).

Mr. Eggemeyer disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruh Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,200,518 (1)(2)(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,200,518 (1)(2)(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,200,518 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.62%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Power is exercised through controlling member and President William J. Ruh.

(2)

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Eggemeyer Capital LLC.

Ruh Capital LLC disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of its interest in CCC III.

(3)

Includes 2,644,963 shares of Common Stock and 10,000 shares of Series A Preferred Stock, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 317,498 (1)

	8.	Shared Voting Power 8,200,518 (2)

	9.	Sole Dispositive Power 317,498 (1)

	10.	Shared Dispositive Power 8,200,518 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,518,016 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions)

(1)

Consists of 128,610 shares of Common Stock owned by the WJR Trust, 50,000 shares of Common Stock owned by the Ruh Family Trust and 250 shares of Series A Preferred Stock owned by the Ruh Family Trust, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock). Mr. Ruh is the sole trustee for each of the WJR Trust and the Ruh Family Trust.

(2)

Consists of 2,644,963 shares of Common Stock and 10,000 shares of Series A Preferred Stock, assuming the conversion of all shares of the Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80, held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Ruh Capital LLC (“R-Cap”) as a controlling member, and of which Mr. Ruh is the controlling member and President. Mr. Ruh is the Executive Vice President of CCC III. Power is shared with John M. Eggemeyer as President of CCC III and as controlling member and President of its other controlling member, Eggemeyer Capital LLC. The Series A Preferred Stock is not convertible into shares of Common Stock until the earlier to occur of August 11, 2011 and the date of consummation of a Reorganization Event (as defined in the Certificate of Designations for the Series A Preferred Stock).

Mr. Ruh disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of his interest in Ruh Capital and, in turn, its interest in CCC III.

Item 1.                                 Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by

(i) Castle Creek Capital Partners III, LP, a Delaware limited partnership (“Fund III”); (ii) Castle Creek Capital III LLC, a Delaware limited liability company and the sole general partner of Fund III (“CCC III”); (iii) Eggemeyer Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“E-Cap”); (iv) John M. Eggemeyer, a California resident and the controlling member of E-Cap (“Eggemeyer”); (v) Ruh Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“R-Cap”); and (vi) William J. Ruh, a California resident and the controlling member of R-Cap (collectively, the “Reporting Persons”)

on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008, Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008, Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009 (“Amendment No. 3”) and Amendment No. 4 to the Schedule 13D filed with the SEC on May 21, 2009 (“Amendment No. 4”), relating to the common stock, $0.001 par value (the “Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).  The Issuer’s address is 1331 Seventeenth St., Suite 300, Denver, CO 80202.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by deleting the text added to Item 3 by Amendment No. 4 and adding to the end thereof the following:

On August 11, 2009, Fund III purchased 10,000 shares of the Company’s Series A Convertible Preferred Stock, $0.001 par value (the “Series A Preferred Stock”) for $10.0 million derived from the working capital of Fund III. The Ruh Family Trust (the “Trust”), of which William J. Ruh is the sole trustee, purchased 250 shares of the Series A Preferred Stock for $250,000 derived from Mr. Ruh’s personal funds.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by deleting the text added to Item 4 by Amendment No. 4.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 5 of Amendment No. 3 with the following:

(a)(i) For each Reporting Person, the aggregate number of shares of Common Stock (assuming the conversion of all shares of the Series A Preferred Stock held by such Reporting Person into shares of Common Stock at a conversion price of $1.80) owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of August 11, 2009, as set forth below. The percentages used in this Amendment are based upon 52,439,134 shares of Common Stock outstanding as of July 31, 2009 and the issuance of 59,053 shares of Series A Preferred Stock on August 11, 2009, which is convertible into 32,807,222 shares of Common Stock after two years at the conversion price of $1.80, subject to (x) earlier conversion and (y) possible adjustment of the conversion price as described in Item 6 below (and currently has the voting power equal to 29,526,500 shares of Common Stock, based upon a conversion price for voting purposes only of $2.00 per share).

John M. Eggemeyer

John M. Eggemeyer beneficially owns 8,829,138 shares of Common Stock, which represents approximately 10.36% of the outstanding Common Stock. Mr. Eggemeyer’s sole beneficial ownership includes 76,120 shares of Common Stock owned directly and 352,500 shares of Common Stock for which he is sole trustee.  Mr. Eggemeyer’s shared beneficial ownership includes 8,200,518 shares of Common Stock beneficially owned by E-Cap as a managing member of CCC III.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III. Assuming that only Fund III converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, Mr. Eggemeyer would beneficially own approximately 15.22% of the Common Stock. Mr. Eggemeyer exercises voting control over approximately 10.09% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Eggemeyer Capital LLC

E-Cap, as a controlling member of CCC III, beneficially owns 8,200,518 shares of Common Stock, which represents approximately 9.62% of the outstanding Common Stock. Assuming that only Fund III converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, E-Cap would beneficially own approximately 14.14% of the Common Stock. E-Cap exercises voting control over approximately 9.33% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

William J. Ruh

William J. Ruh beneficially owns 8,518,016 shares of Common Stock, which equals approximately 9.99% of the outstanding Common Stock.  Mr. Ruh’s sole beneficial ownership includes 317,498 shares of Common Stock for which he is the sole trustee.  Mr. Ruh’s shared beneficial ownership includes 8,200,518 shares of Common Stock beneficially owned by R-Cap as a managing member of CCC III.  Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of R-Cap and, in turn, its interest in CCC III. Assuming that only the Trust and Fund III converted their shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, Mr. Ruh would beneficially own approximately 14.65% of the outstanding Common Stock. Mr. Ruh exercises voting control over approximately 9.70% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Ruh Capital LLC

R-Cap, as a controlling member of CCC III, beneficially owns 8,200,518 shares of Common Stock, which represents approximately 9.62% of the outstanding Common Stock. Assuming that only Fund III converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, R-Cap would beneficially own approximately 14.14% of the Common Stock. R-Cap exercises voting control over approximately 9.33% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Castle Creek Capital III LLC

CCC III, as the sole general partner of Fund III, beneficially owns 8,200,518 shares of Common Stock, which represents approximately 9.62% of the outstanding Common Stock. Assuming that only Fund III converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, CCC III would beneficially own approximately 14.14% of the Common Stock. CCC III exercises voting control over approximately 9.33% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

Castle Creek Capital Partners III, LP

Fund III beneficially owns 8,200,518 shares of Common Stock, which represents approximately 9.62% of the outstanding Common Stock. Assuming that only CCC III converted its shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80 per share, CCC III would beneficially own approximately 14.14% of the Common Stock. Fund III exercises voting control over approximately 9.33% of the Company’s voting stock, based on a conversion price of the Series A Preferred Stock for voting purposes only of $2.00 per share.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer (1)(2)	628,620	8,200,518	428,620	8,200,518

Eggemeyer Capital LLC (2)	0	8,200,518	0	8,200,518

William J. Ruh (2)	317,498	8,200,518	317,498	8,200,518

Ruh Capital LLC (2)	0	8,200,518	0	8,200,518

Castle Creek Capital III LLC (2)	8,200,518	0	8,200,518	0

Castle Creek Capital Partners III, LP (2)	8,200,518	0	8,200,518	0

(1) This table does not include 13,211 shares deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2) Includes shares of Common Stock and shares of Series A Preferred Stock, assuming the conversion of all shares of the applicable Reporting Person’s Series A Preferred Stock into shares of Common Stock at a conversion price of $1.80.

(c) The following is a list of transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days:

On August 11, 2009, Fund III purchased 10,000 shares of the Series A Preferred Stock for $10.0 million and the Trust purchased 250 shares of the Series A Preferred Stock.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

On August 11, 2009, Fund III and the other investors party to the Investment Agreement (as defined in Amendment No. 3) entered into Amendment No. 1 to the Investment Agreement (the “Investment Agreement Amendment”). Among other things, the Investment Agreement Amendment modified the proposed terms of the Series A Preferred Stock so that any decrease in the conversion price of the Series A Preferred Stock for each period the Issuer fails to pay dividends on the Series A Preferred Stock would occur in $0.04 increments (and subject to a minimum of $1.50).  On August 11, 2009, Fund III purchased 10,000 shares of Series A Preferred Stock and the Trust purchased 250 shares of Series A Preferred Stock.

The foregoing reference to and the description of the Investment Agreement Amendment and the transactions contemplated thereby does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of such agreement, which is incorporated by reference to this Item 6.

Item 7.                                 Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 10.1

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 13, 2009

/s/ John M. Eggemeyer
John M. Eggemeyer

EGGEMEYER CAPITAL LLC

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
President

/s/ William J. Ruh
William J. Ruh

RUH CAPITAL LLC

By:	/s/ William J. Ruh
William J. Ruh
President

CASTLE CREEK CAPITAL III LLC

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
President

CASTLE CREEK CAPITAL PARTNERS III, LP

By:	/s/ John M. Eggemeyer
John M. Eggemeyer
President